Reply Attention of	Cam McTavish
Direct Tel.	604.891.7731
EMail Address	czm@cwilson.com
Our File No.	26674-0001 / D/CZM/849645.1

April 27, 2006

VIA COURIER AND EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-7010

USA

Attention:	Cheryl Grant

Dear Sirs/Mesdames:

Re: Voice Mobility International, Inc. Preliminary Proxy Statement on Schedule 14A Filed on April 5, 2006

                              Thank you for your verbal comments with respect to the Preliminary Proxy Statement on Schedule 14A (the “Schedule 14A”) filed by Voice Mobility International, Inc. (the “Company”) on April 5, 2006.

Comment Number 1

You have asked the Company to provide additional disclosure in the Schedule 14A regarding the proposed changes to the bylaws of the Company that the shareholders were to vote upon at the annual general meeting scheduled to be held on June 9, 2006.

The Company currently operates with separate U.S. and Canadian counsel with our firm acting as U.S. counsel. In connection with the drafting of the Schedule 14A, we were provided with an outdated form of bylaws from Canadian counsel that were subsequently repealed by the shareholders of the Company at a duly called shareholders’ meeting on June 9, 2000. The former bylaws that we reviewed stated that the bylaws may be altered, amended or repealed by a majority of the shares voted by the shareholders of the Company at a duly called meeting. At the shareholders’ meeting on June 9, 2000, the shareholders repealed the former bylaws and adopted new bylaws which were filed via Edgar on May 19, 2000 as an exhibit to the Schedule 14A proxy statement. Article XII of the current bylaws states that the bylaws of the Company may be altered, amended or repealed and new bylaws may be adopted by the board of directors.

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com

Some lawyers at Clark Wilson LLP practice through law corporations.

Following our conversation with your office regarding the two comments to the Schedule 14A, we undertook a review of the bylaws and Edgar filings of the Company. After contacting Canadian counsel for the Company, we were able to obtain a copy of the minutes of the applicable shareholders’ meeting and verify that the proposal to replace the former bylaws with the current bylaws was approved by the shareholders at the meeting. As instructed by the Company, we have deleted all reference to the proposals to amend the bylaws in the Schedule 14A due to the fact that the board of directors can undertake such changes at their discretion. The remaining proposals, which consist of the election of directors, appointment of independent accountant and an increase to the Company’s stock option plan, do not require the Company to file a Preliminary Schedule 14A. As a result, the Company intends to file a Definitive Schedule 14A upon addressing your verbal comments and receiving your approval to file the Definitive Schedule 14A.

Comment Number 2

You have referred the Company to Rule 14a-4(a)(3) of the United States Securities Exchange Act of 1934 and the Securities and Exchange Commission’s Telephone Interpretations, Fifth Supplement, September 2004, and requested that the Company unbundle the material changes to the bylaws that the Company formerly asked its shareholders to adopt at the annual meeting.

Please see our response to comment one set out above.

We look forward to receiving your approval to proceed with the filing of the Definitive Schedule 14A at your earliest convenience. Should you have any questions, please do not hesitate to contact the writer directly at 604.891.7731.

Yours truly,

CLARK WILSON LLP

Per: /s/Cam McTavish

Cam McTavish

CZM/ljm

cc:	Voice Mobility International, Inc.
Attention: Harry Chan, Controller